May 11, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington D.C. 20549
Attn: David Mittelman and Pradip Bhaumik

Re:   Salmon Express Inc.
Preliminary Information Statement on Schedule 14C
File Number: 333-111996
Filed February 1, 2005
Amended March 30, 2005 and April 26, 2005

Dear Messrs. Mittelman and Bhaumik:

Kirkpatrick & Lockhart Nicholson Graham LLP has been requested by Salmon Express Inc. (the “Company”) to submit on its behalf of this letter regarding its preliminary information statement on Schedule 14C (the “14C”).

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter to the Company dated May 9, 2005 in respect of the above-referenced filing. As we noted in our letter to you on March 30, 2005, John Karlsson, Esq., represents the Company and may be reached at Suite 1100, 475 Howe Street, Vancouver, British Columbia, V6C 2B3, and via phone at (604) 801-5995, concerning the responses here that relate to the Company.

Kirkpatrick & Lockhart Nicholson Graham LLP has provided responses that related to MicroMed Technology, Inc. (“MicroMed”), and we may be reached via the contact information provided at the end of this letter. Where terms such as “we” and “our” and similar terms are used in this letter, they refer to the Company. Where responses concern MicroMed, we have used the term MicroMed to clarify that it is the entity to which the response relates.

The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.

General

1. Comment: We note your response to our prior comment 2. You state that MicroMed intends to file a Form 8-A following the consummation of the merger to become a reporting company under Section 15(d) of the Exchange Act. A company is eligible to file a Form 8-A if, as of filing, a company already has a class of securities registered under Section 12, already is required to file periodic reports under Section 15(d), or is concurrently registering its initial public offering under the Securities Act. It does not appear that MicroMed is eligible to file a Form 8-A. In this regard, we remind you that you are no longer required to file reports under Section 15(d) of the Exchange Act.

Securities and Exchange Comission
Division of Corporate Finance
May 11, 2005

Response: We respectfully submit that the Company will file a post-effective amendment to its Registration Statement on Form SB-2 (File No. 333-111996) (“Post-Effective Amendment No. 1”) to update the information contained therein as soon as practicable but in any event prior to June 29, 2005, that date which is 16 months from the date of the latest financial statements included in said registration statement - the Company undertakes that said registration statement will not be used after June 29, 2005 if Post-Effective Amendment No.1 is not declared effective by the Staff by that date. The Company acknowledges that it will be required to file a Form 10 registration statement if Post-Effective Amendment No. 1 is not declared effective by such date. Upon the effectiveness of Post-Effective Amendment No. 1 prior to June 29, 2005, the Company will have a prospectus updated this current fiscal year; as we discussed, the Company would then be subject to the filing requirements of Section 15(d) as to the current fiscal year and therefore be eligible to use Form 8-A.

Anticipated Operations Following the Merger, page 31.

2. Comment: You state on page 35 that in the pivotal phase of your U.S. Bridge to Transplant trial under the current protocol, as of December 31, 2004, MicroMed has implanted 49 patients in the BTT study, of which 29 were done in the pilot and feasibility phases of the study. However, on page 39, you state that as of the same date, MicroMed implanted 84 patients, of which 29 were done in the pivotal phase. Please revise to explain the discrepancy.

Response: In response to the Staff’s request, the third paragraph under the heading entitled “Anticipated Operations Following the Merger - Regulatory” which continues to be located on page 39 of the 14C, will be revised as follows, such disclosure to be consistent with disclosures located on page 35 of the 14C:

“Under the U.S. BTT indication trial, MicroMed implanted 49 patients as of December 31, 2004 (29 under the pilot and feasibility phases and 20 under the current protocol). The timing of approval will depend on the results from MicroMed’s trial and, among other things, whether the FDA allows MicroMed to use European study data, as well as data from its clinical trial. Timing is also dependent on the rate of patient enrollment.”

As we discussed, the Company will include this revised paragraph in the definitive 14C to be filed with the Staff.

Securities and Exchange Comission
Division of Corporate Finance
May 11, 2005

The Company now feels it has fully complied with the Staff’s requests and respectfully requests affirmation from the Staff that it has cleared the 14C for distribution to the Company’s shareholders. You will find attached hereto the signed certificate of undertakings from Pete Smith, President of the Company, which undertakings were requested in your March 1, 2005 letter. If you have any questions or further comments, please do not hesitate to contact the undersigned or Evan Fitzmaurice at (310) 552-5086 or via fax at (310) 552-5001.

Sincerely, /s/ Thomas J. Poletti Thomas J. Poletti

Attachment

CERTIFICATE OF OFFICER

I hereby certify that I am the duly elected, qualified and President of Salmon Express Inc., a Nevada corporation (the “Company”), that I am authorized by the Company to make, execute and deliver this Certificate on behalf of the Company, and that I am personally familiar with the following facts. On behalf of the Company in my capacity set forth above, I further certify that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the Definitive Information Statement on Schedule 14C Filed May 11, 2005

2. Comments from the Staff of the Securities and Exchange Commission (the “S.E.C.”) to disclosure in response to Staff comments do not foreclose the S.E.C. from taking any action with respect to the filing; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the S.E.C. or any person under the federal securities laws of the United States.

SALMON EXPRESS INC.

By:	/s/ Pete Smith
Name: Pete Smith
Title: President